Stradley Ronon Stevens & Young, LLP

Suite 2600

2005 Market Street

Philadelphia, PA  19103-7018

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

Michael D. Mabry

MMabry@stradley.com

215.564.8011

October 5, 2011

VIA EDGAR Correspondence

Ms. Sheila Stout, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Ms. Stout:

I am writing in response to the comments you provided in our phone conversation on August 1, 2011 to the Form N-CSR of the Trust for the period ended March 31, 2011 (the “Form N-CSR”).  For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.           Confirm whether the name changes included in the 485(b) filing on July 27, 2011 are reflected in the Series Identifier on EDGAR?

Yes, the name changes have been updated in the Series Identifier on EDGAR.

2.           State whether the total annual operating expense ratio provided under the performance table is before or after waivers.

The total annual operating expense ratios disclosed in the shareholder report are after expense waivers.  Going forward, the Trust will state that the expense ratios are after waivers.

Ms. Sheila Stout
October 5, 2011

3.           In the Management’s Discussion of Fund Performance (“MDFP”), discuss for each Fund the factors that materially affected the Fund’s performance, including the relevant economic and market conditions and the investment strategies and techniques used by the Fund’s investment adviser, as well as performance against the relevant benchmark.

When read in conjunction with Letter to Shareholders and the Comments from CIO/Director of Research that were included at the beginning of the Annual Shareholder Report, the Trust believes that the paragraph provided for each of the Funds did discuss the relevant economic and market conditions that materially affected each Fund’s performance.  This disclosure addressed both the broad emerging market economic and market conditions for the multi-country funds, as well as the conditions relating to the applicable sectors of the country-specific funds.  Going forward, however, the discussion will address each Fund’s NAV return for the period and how each Fund’s performance was generally affected by its portfolio allocations during the period.

As index funds, the investment strategies and techniques employed by EGA are designed to track as closely as possible each Fund’s underlying index.  Unlike an actively managed fund, EGA’s investment strategies and techniques are not employed to enhance Fund performance, except insofar as a Fund mirrors the performance of its underlying index.  As such, a discussion of the contribution of EGA’s investment strategies and techniques to Fund performance is not particularly applicable.  Similarly, while each Fund’s performance versus its underlying index is illustrated in the line graph and the Frequency Distribution of Premium and Discount, a comparison of a Fund’s performance against its underlying index (which is also its benchmark) is not particularly instructive on factors that materially affected the Fund’s performance.  Accordingly, the Trust has focused its disclosure on performance in the particular countries and sectors of the underlying indexes that the Funds are designed to track.

4.           State whether the Funds make significant investments in derivatives and how those investments affected Fund performance.

The Funds do not make significant investments in derivatives, and as such derivatives did not materially affect fund performance.

5.           Confirm that the interest expense in footnote 10 to the financial statements is not included in the expense cap, and confirm that the footnote is included in the prospectus.

The footnote with respect to the interest expense is included as footnote 7 to the Financial Highlights in the prospectus dated July 29, 2011.  As disclosed in the footnote to the Annual Fund Operating Expenses, interest expenses are excluded from the fee waiver and expense reimbursement agreement.

On behalf of the Trust, we acknowledge that: (i) the Trust is responsible for the adequacy of the disclosure in the Form N-CSR; (ii) comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Form N-CSR, or changes to the Form N-CSR in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Form N-CSR; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Ms. Sheila Stout
October 5, 2011

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/Michael D. Mabry

Michael D. Mabry

cc:           Robert C. Holderith
Thomas A. Carter

# 1122541  v. 4